UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Blue Owl Capital Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09581B103
(CUSIP Number)

William Braverman ESQ
Neuberger Berman Group LLC
1290 Avenue of America
New York, NY 10104
Phone: 212-476-9035

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. NBSH Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person: HC

1.	Names of Reporting Persons. NBSH Blue Investments II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person: OO

Explanatory Note.

As described further below, this Schedule 13D is being filed by the Reporting Persons (as defined below) to reflect the following: (1) the acquisition of beneficial ownership of 26,717,377 Class A Shares (as defined below) of the Company (as defined below) on December 6, 2021, upon the exchange of an equal number of Blue Owl Group Operating Units (as defined below), (2) the acquisition of beneficial ownership of an additional 4,007,606 Class A Shares on December 7, 2021, upon the exchange of an equal number of Blue Owl Group Operating Units, and (3) the sale of such Class A Shares in an underwritten offering that closed on December 9, 2021. The Reporting Persons were deemed to become beneficial owners of more than five percent of the outstanding Class A Shares on December 6, 2021, the date of the first exchange, and ceased being a beneficial owner of more than five percent of the Class A Shares upon the closing of the offering described herein.

Item 1.	Security and Issuer.
The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), of Blue Owl Capital Inc., a Delaware corporation (the “Company”), having its principal place of business at 399 Park Avenue, 38th Floor, New York, NY 10022.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by the following persons: NBSH Acquisition, LLC (“NBSH Acquisition”) and NBSH Blue Investments II, LLC (“Blue Investments II” and, together with NBSH Acquisition, the “Reporting Persons”).

(b)	The business address for each of the Reporting Persons is 1290 Avenue of America, New York, New York 10104.
(c)	Each of NBSH Acquisition and Blue Investments II is a Delaware limited liability company.

NBSH Acquisition is the managing member of Blue Investments II. NBSH Acquisition, as managing member of Blue Investments II, may be deemed to beneficially own the Class A Shares beneficially owned by Blue Investments II.

Item 3.	Source and Amount of Funds or Other Consideration.
The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Pursuant to the terms of, and in connection with the transactions consummated under, the Business Combination Agreement, dated as of December 23, 2020, as amended by the Amendment to Business Combination Agreement, dated as of January 4, 2021, the Second Amendment to Business Combination Agreement, dated as of March 25, 2021, and the Third Amendment to Business Combination Agreement, dated as of April 11, 2021 (the “Business Combination Agreement”), by and among the Company, Owl Rock Capital Group LLC, Owl Rock Capital Feeder LLC, Owl Rock Capital Partners LP and Neuberger Berman Group LLC (“Neuberger”), NBSH Blue Investments, LLC (“Blue Investments I”) acquired 487,356,098 Blue Owl Operating Group Units (as defined below), including 22,034,622 Series E-1 Seller Earnout Units that vested on July 22, 2021 and 22,034,622 Series E-2 Seller Earnout Units that vested on November 4, 2021, and an equal number of shares of the Company’s Class C Common Stock, par value $0.0001 per share, representing non-economic voting interests in the Company (the “Class C Shares”).

References to, and descriptions of, the Business Combination Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Business Combination Agreement filed hereto as Exhibits 2-5, which are incorporated in their entirety in this Item 3.

On September 23, 2021, Blue Investments I transferred 30,724,983 Blue Owl Operating Group Units (and an equal number of Class C Shares) to Blue Investments II.

On December 6, 2021, Blue Investments II acquired 26,717,377 Class A Shares pursuant to a written notice, dated November 19, 2021 (the “Block Exchange Notice”), delivered in accordance with Section 2.1(b) of the Exchange Agreement (as defined below). Under the Block Exchange Notice, Blue Investments II requested to exchange 30,724,983 Blue Owl Operating Group Units for an equal number of Class A Shares, subject to, among other things, the number of Class A Shares to be sold under the Underwriting Agreement (as defined below).

On December 7, 2021, Blue Investments II acquired 4,007,606 additional Class A Shares in accordance with the terms of the Block Exchange Notice upon the Underwriters (as defined below) exercising the Over-Allotment Option (as defined below) in full.

References to, and descriptions of, the Exchange Agreement as set forth in this Item 3 are qualified in their entirety by reference to the description of the Exchange Agreement in Item 6 below and the Exchange Agreement filed hereto as Exhibit 6, which is incorporated in its entirety in this Item 3.

As of the date hereof, Blue Investments I is the beneficial owner of 456,631,115 Blue Owl Operating Group Units and an equal number of Class C Shares. NBSH Acquisition, as managing member of Blue Investments I, may be deemed to beneficially own such securities.

Item 4.	Purpose of Transaction.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Company securities reported herein were acquired for investment purposes, subject to the below.
The Reporting Persons intend to review on a continuing basis their investment in the Company. The Reporting Persons may communicate with the board of directors of the Company (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value.  Subject to the agreements described herein, depending on various factors including, without limitation, a determination to seek liquidity by or on behalf of the members of Blue Investments I, the Company's financial position and business strategy, price levels of Company securities, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future sell additional Company securities, including by initiating additional exchanges of Blue Owl Operating Group Units for Class A Shares (and the corresponding cancellations of Class C Shares), to be sold in underwritten offerings, private or public sales, Company repurchases or otherwise.
Andrew S. Komaroff, the Chief Operating Officer of Neuberger, an affiliate of the Reporting Persons, is a member of the Board. In such capacity, Mr. Komaroff and the Reporting Persons may have influence over the corporate activities of the Company, including activities which may relate to or would result in a matter referred in Items (a) through (j) of Item 4 of Schedule 13D, either alone or with others, at any time.
(a)	n/a
(b)	n/a
(c)	n/a
(d)	n/a
(e)	n/a
(f)	n/a

(g)	n/a
(h)	n/a
(i)	n/a
(j)	n/a

Item 5.	Interest in Securities of the Issuer.
(a) – (b)
As of the date hereof, neither of the Reporting Persons beneficially owns any Class A Shares.

(c) Except as set forth in this Schedule 13D, neither of the Reporting Persons has effected any transactions in Class A Shares during the past sixty days.
(d) Not applicable.
(e) As of December 9, 2021, each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the Class A Shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Underwriting Agreement

On December 6, 2021, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives of the underwriters (the “Underwriters”), and Blue Investments II, relating to the offering by Blue Investments II of 26,717,377 Class A Shares (the “Firm Shares”), and a 25-day option granted to the Underwriters to purchase up to an additional 4,007,606 Class A Shares (the “Optional Shares”) from Blue Investments II, at a price to the public of $14.50 per share (the “Over-Allotment Option”). The Over-Allotment Option was exercised in full on December 7, 2021. The sales of the Firm Shares and the Optional Shares (the “December 2021 Offering”) were consummated on December 9, 2021.

In connection with the December 2021 Offering, on December 6, 2021, the Company, its directors and officers, Blue Investments II and certain other shareholders entered into a lock-up agreement (the “Lock-Up Agreement’) with the Underwriters, agreeing, subject to certain exceptions, not to dispose of or hedge any of their Class A Shares or securities convertible into or exchangeable for Class A Shares during the period from December 6, 2021 continuing through the date 90 days thereafter, except with the prior written consent of the representatives of the Underwriters.

The foregoing descriptions of each of the Underwriting Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to each of the Underwriting Agreement and the form of Lock-Up Agreement filed as Exhibit 7 and Exhibit 8, respectively, hereto and incorporated herein by reference.

Investor Rights Agreement

Upon the completion of the transactions contemplated by the Business Combination Agreement (such completion, the “Closing”), the Company, Neuberger, Altimar Sponsor LLC, affiliates of Owl Rock Capital Partners LP (the “ORC Sellers”) party thereto, affiliates of Dyal Capital SLP LP (the “Dyal Sellers”) party thereto, and the other parties from time to time party thereto, entered into an Investor Rights Agreement (the “Investor Rights Agreement”). The Investor Rights Agreement provides, among other things, (i) that Neuberger, the Dyal Principals (as defined in the Investor Rights Agreement) and the ORC Principals (as defined in the Investor Rights Agreement) had the right to nominate one, two and three director(s), respectively, to the initial Board, which initially consisted of nine members, and have certain continuing rights to nominate directors to the Board, (ii) for the establishment of an “Executive Committee” consisting initially of the ORC Principals and Dyal Principals that was delegated day-to-day management of the Company and its subsidiaries, subject to certain limitations, (iii) that certain material actions of the Company and/or its subsidiaries require approval of its Board, the Executive Committee and/or, until certain ownership thresholds are no longer maintained or, in some cases, an applicable time period has not expired, Neuberger, (iv) Neuberger with certain preemptive rights with respect to future equity offerings by the Company, Blue Owl Capital Holdings LP (“Blue Owl Holdings”), Blue Owl Capital Carry LP (“Blue Owl Carry” and, together with Blue Owl Holdings, the “Blue Owl Operating Partnerships”) and their subsidiaries and (v) for contractual lock-ups on the sale of the Company’s common stock and Blue Owl Operating Group Units by the parties to the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Rights Agreement filed as Exhibit 9 hereto and incorporated herein by reference.

Exchange Agreement

At the Closing, Blue Owl Capital GP LLC (“Blue Owl GP”), Blue Owl Holdings, Blue Owl Carry, the Company and the holders of Blue Owl Operating Group Units entered into an Exchange Agreement, which was amended and restated on October 22, 2021 (as amended, the “Exchange Agreement”). The Exchange Agreement provides, among other things, that such holders may, subject to any applicable transfer restrictions, exchange an equal number of units of each of Blue Owl Holdings and Blue Owl Carry (together, the “Blue Owl Operating Group Units”) and cancel an equal number of Class C Shares or shares of the Company’s Class D common stock, as applicable, for an equal number of Class A Shares or shares of the Company’s Class B common stock, as applicable, or cash. Under certain circumstances, an exchange committee to be established by Blue Owl GP may elect on behalf of Blue Owl Holdings and Blue Owl Carry to pay holders of Blue Owl Operating Group Units a cash payment in lieu of delivery of Class A Shares or Class B common stock described in the foregoing sentence, with such cash payment equal to the five-day volume weighted average price of shares of the Class A Shares immediately prior to the applicable exchange date. A holder must exchange at least 10,000 Blue Owl Operating Group Units in each exchange, unless such holder owns a lesser amount of such units and is exchanging all of the Blue Owl Operating Group Units held by them at such time.

The Exchange Agreement contains restrictions on the timing and amount of exchanges of the Blue Owl Operating Group Units that are intended to prevent either of the Blue Owl Operating Partnerships from being treated as a “publicly traded partnership” for U.S. federal income tax purposes; such restrictions are modeled on certain safe harbors provided for under applicable U.S. federal income tax law. Blue Owl GP may also impose additional restrictions on exchanges that Blue Owl GP determines to be necessary or advisable so that neither of the Blue Owl Operating Partnerships is treated as a “publicly traded partnership” for U.S. federal income tax purposes.  The Reporting Persons expressly disclaim beneficial ownership over any Class A Shares underlying any Blue Owl Operating Group Units they may be deemed to beneficially own.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the full text of the Exchange Agreement, a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.
2
Business Combination Agreement, dated as of December 23, 2020, as amended from time to time, by and among Altimar, Owl Rock Capital Group LLC, Owl Rock Capital Feeder LLC, Owl Rock Capital Partners LP and Neuberger Berman Group LLC (incorporated by reference to Annex C of Altimar Acquisition Corporation Proxy Statement/Prospectus on Form S-4 filed on April 22, 2021 and incorporated herein by reference).

3
Amendment to Business Combination Agreement, dated as of January 4, 2021, among Altimar Acquisition Corporation, Owl Rock Capital Group LLC, Owl Rock Capital Feeder LLC, Owl Rock Capital Partners LP and Neuberger Berman Group LLC (incorporated by reference to Annex C of Altimar Acquisition Corporation Proxy Statement/Prospectus on Form S-4 filed on April 22, 2021 and incorporated herein by reference).

4
Second Amendment to Business Combination Agreement, dated as of March 25, 2021, among Altimar Acquisition Corporation, Owl Rock Capital Group LLC, Owl Rock Capital Feeder LLC, Owl Rock Capital Partners LP and Neuberger Berman Group LLC (incorporated by reference to Annex C of Altimar Acquisition Corporation Proxy Statement/Prospectus on Form S-4 filed on April 22, 2021 and incorporated herein by reference).

5
Third Amendment to Business Combination Agreement, dated as of April 11, 2021, among Altimar Acquisition Corporation, Owl Rock Capital Group LLC, Owl Rock Capital Feeder LLC, Owl Rock Capital Partners LP and Neuberger Berman Group LLC (incorporated by reference to Annex C of Altimar Acquisition Corporation Proxy Statement/Prospectus on Form S-4 filed on April 22, 2021 and incorporated herein by reference).

6
Amended & Restated Exchange Agreement, dated as of October 22, 2021, by and among Blue Owl Capital Inc., Blue Owl Capital Holdings LP, Blue Owl Capital Carry LP and the Blue Owl Limited Partners (as defined therein) from time to time party thereto.

7
Underwriting Agreement, dated as of December 6, 2021, by and among Blue Owl Capital Inc., NBSH Blue Investments II, LLC and Goldman Sachs & Co. LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC (filed as Exhibit 1.1 of Blue Owl Capital Inc. Current Report on Form 8-K filed on December 6, 2021 and incorporated herein by reference).

8
Form of Lock-up Agreement, dated as of December 6, 2021, by and among Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters named in Schedule I thereto, and NBSH Blue Investments II, LLC (incorporated by reference to Annex I of the Underwriting Agreement filed as Exhibit 7 hereto).

9
Investor Rights Agreement, dated as of May 19, 2021, by and among Blue Owl Capital Inc., the ORC Sellers (as defined therein) party thereto, the Dyal Sellers (as defined therein) party thereto, Altimar Sponsor and the other parties from time to time party thereto (incorporated by reference to Exhibit 10.2 of Blue Owl Capital Inc. Current Report on Form 8-K filed on May 21, 2021 and incorporated herein by reference).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NBSH Acquisition, LLC

December 16, 2021	By:	/s/ Heather Zuckerman
Administrative Member

NBSH Blue Investments II, LLC

December 16, 2021	By:	/s/ Heather Zuckerman
Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).